December 23, 2003

Securities and Exchange Commission

Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for Cogentrix Energy, Inc. and, under the date of March 26, 2003, we reported on the consolidated financial statements of Cogentrix Energy, Inc. as of and for the year ended December 31, 2002. On December 19, 2003 our appointment as principal accountants was terminated. We have read Cogentrix Energy, Inc.’s statements included under Item 4 of its Form 8-K dated December 19, 2003, and we agree with such statements, except that we are not in a position to agree or disagree with Cogentrix Energy, Inc.’s statements:

■	That the decision to dismiss KPMG and retain PwC was approved by the Company’s Board of Directors.

■	That on October 28, 2003, the Company refinanced its then current corporate credit facility.

Very truly yours,

/s/    KPMG LLP